Exhibit 99.9

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 035 891 002,50 €

542 051 180 R.C.S. Nanterre

total.com

Total declares its first quarter 2015 interim dividend of 0.61 euro per share

Paris, September 22, 2015 – The Board of Directors of Total declared today a first quarter 2015 interim dividend of €0.61 per share and offered, under the conditions set by the fourth resolution at the Ordinary General Meeting of May 29, 2015, the option for shareholders to receive the first quarter 2015 interim dividend in cash or in new shares of the Company.

The share price for the new shares which will be issued as payment of the first quarter 2015 interim dividend is set by the Board of Directors at €35.63. This price is equal to the average opening price on the Euronext Paris for the twenty trading days preceding September 22, 2015, reduced by the amount of the interim dividend, with a 10% discount, rounded up to the nearest cent. This price is the minimum price set by the fourth resolution at the Ordinary General Meeting of May 29, 2015. Shares issued in this way will carry immediate dividend rights and will accordingly give the right to any distribution decided from the date they are issued. An application will be made to admit the new shares for trading on the Euronext Paris market.

The ex-dividend date for the first quarter 2015 interim dividend is set for September 28, 2015. The period for exercising the option will begin on September 28, 2015, and will end on October 12, 2015, both dates inclusive. The option may be exercised on request with authorized financial brokers.

Any shareholder who does not exercise this option within the specified time period will receive the whole of the interim dividend due to them in cash. The date for the payment in cash is set for October 21, 2015.

For shareholders who elect to receive the first quarter 2015 interim dividend in shares, the date for the delivery of shares is set for October 21, 2015. If the amount of the first quarter 2015 interim dividend for which the option of payment in shares is exercised does not correspond to a whole number of shares, the shareholder will receive the number of shares immediately below, plus a balancing cash adjustment.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary Note

This news release is provided for information purposes only and does not constitute an offer to purchase securities. This news release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the first quarter 2015 interim dividend in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. Shareholders must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.